Biostage, Inc.

84 October Hill Road

Holliston, Massachusetts 01746

August 17, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Biostage, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-212992 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (File No. 333-212992) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on August 19, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporation Finance

August 17, 2016

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Chad J. Porter of Burns & Levinson LLP at (617) 345-3686 and that such effectiveness also be confirmed in writing.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (774) 233-7321 or our attorney, Chad J. Porter at the number above. Thank you for your assistance.

Very truly yours,

Biostage, Inc.

By:	/s/ Thomas McNaughton
Name:	Thomas McNaughton
Title:	Chief Financial Officer

cc:	Chad J. Porter, Esq., Burns & Levinson LLP